


05072045


SEC MAIL PROCESSING
RECEIVED
DEC 0 8 2005
WASH. D.C.
185
SECTION

Arkona, Inc.

Annual Report

Fiscal Year End March 31, 2005

Table of Contents

EXPLANATORY NOTE

This Annual Report (this "Report") of Arkona, Inc. ("we," "Arkona" or the "Company") consists of certain sections of the Amendment No. 1 on Form 10-KSB/A of the Company for the year ended March 31, 2005. In order to save on printing and mailing costs, we have omitted from this Report certain information that is contained in the Proxy Statement of the Company for the 2005 Annual Meeting of Stockholders or otherwise determined to be unnecessary in connection with an Annual Meeting. Such omissions account for the missing "Items" in the table of contents on the prior page.

Forward Looking Statements

This Report contains forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended (the "Securities Act"), and Section 21E of the Securities Exchange Act of 1934, as amended (the "Exchange Act"). Such statements can be identified by the use of forward-looking words such as "anticipate," "estimate," "project," "likely," "believe," "intend," "expect" or similar words. These statements relate to our, and, in some cases, our clients' or business partners', future plans, objectives, expectations, intentions and financial performance and the assumptions that underlie these statements. All forward-looking statements included in this Report are made as of the date hereof, based on information available to us as of such date, and we assume no obligation to update any forward-looking statement. It is important to note that such statements may not prove to be accurate and that our actual results and future events will differ, and could differ materially, from those anticipated in such statements. Among the factors that could cause actual results to differ materially from the Company's expectations are those described under "Item 1. Description of Business - Certain Risk Factors." Readers are also encouraged to review our other filings with the Securities and Exchange Commission (the "SEC") describing other factors that may affect our future results. All subsequent written and oral forward-looking statements attributable to us or persons acting on our behalf are expressly qualified in their entirety by this section and other factors included elsewhere in this Report.

PART I

Item 1. Description of Business

Overview

We develop and licenses management software for automobile dealerships. Because of operating similarities with automobile dealerships, we also license our management software to a few marine and RV dealerships, and we are seeking to expand our presence among dealers of power sports equipment (such as motorcycles, ATVs, snowmobiles and watercraft).

The Company's most important product is its Arkona Dealer Management Suite (the "ADMS"). The ADMS software is a fully integrated dealership management software system that allows dealerships to manage substantially all aspects of their business operations. It is a modular system, which makes it scalable for different types and sizes of dealerships. A key advantage of the ADMS software is its ability to run on an Application Service Provider ("ASP") model. Under an ASP model, the software provider runs software and maintains data at central locations, and customers use the software over the Internet. The ASP model may significantly reduce upfront and ongoing hardware costs for the dealership because the significant processing is done on computers maintained at offsite locations by the Company. The dealership needs only standard personal computers with reliable Internet access. The ASP model may also reduce the need for technical computer personnel because the software and related hardware are managed by the Company at an offsite location. The ADMS software integrates with many of the major automobile manufacturers, and the Company continues to seek cooperation from the other manufacturers to integrate with their systems.

The Company provides training to employees of the dealerships who purchase the ADMS software license, and for a monthly fee, provides additional technical support and regular software updates.

The Company is expanding its target market beyond new and independent car dealerships to power sports equipment dealerships. We market our products primarily through regional sales representatives, in-house sales and marketing personnel and independent sales agents. The Company also markets its products via trade shows, seminars, press releases, customer referral programs, relationships with suppliers, automobile manufacturers and industry partners, as well as, advertisements in trade publications.

Products and Services

The Arkona Dealer Management Suite

The Company's main product is the ADMS. The ADMS is a software suite that allows automobile, marine, RV and power sports dealerships to automate and effectively manage all aspects of their business operations, including sales, accounting, parts, service, and financing functions.

The ADMS software uses a highly integrated, modular structure that allows management decisions to be made based on information from a variety of areas within the dealership's business. For example, the ADMS sales module provides management and the sales department with real-time vehicle-specific cost information in order to facilitate price negotiations and, if the potential customer has previously done business with the dealership, provides information regarding that customer's previous purchases, use of the service department and other associated activity. The ADMS service module includes an appointment system that facilitates order writing and technician analysis and automatically integrates with accounting in order to produce and track invoices. If parts are drawn from inventory in connection with a repair, the ADMS service and parts modules can be set to automatically order a replacement part from the manufacturer or merely to make recommendations when the inventory of a certain part or product is low. These and other functions work together in order to integrate, automate, and streamline the various functions of an automobile dealership.

The ADMS software's modular structure allows a dealership to choose only the modules it needs at the time while retaining the ability to add additional modules in the future. The modular structure also permits custom programming, or updating, of a particular function without the need to alter other functions or modules. This permits the Company to customize a software system to meet the needs of particular dealerships.

Another key advantage of the ADMS software is its ability to operate using an ASP model. Under an ASP model, we can run software and maintain data offsite, while customers use the software and access or manipulate data over the Internet. Application of the ASP model can significantly reduce most upfront and ongoing hardware and operating system costs for the dealership because the significant processing is done on computers maintained at an offsite location. The dealership uses only basic personal computers with reliable Internet access, while the Company handles (and pays for) day-to-day maintenance and upgrades at the offsite location. The ASP model may also allow an ADMS licensee to avoid the expense of having its own technical personnel.

We believe the ADMS software and the ASP system are highly reliable and secure. The ADMS software uses password administration features that allow the dealership to establish access levels for different users. The dealership can restrict or give access to each of the key elements of the software including system maintenance, data entry, inquiry, and report generation. The ADMS software has built-in recovery systems so that if a system fails, it can be restarted, and the system will remember where it left off and continue running from that point. The Company uses Virtual Private Network ("VPN") technology to protect data transmission over the Internet. A VPN is a private network built atop a public network. Hosts within the private network use encryption to talk to other hosts; the encryption is intended to exclude hosts from outside the private network even if they are on the public network. We maintain the ASP system at a hosting facility with multiple fiber trunks from multiple sources, backup generators, fully redundant hardware, power and Internet connections, climate control systems, seismically braced rack systems, and security and fire detection and suppression systems.

Dealer-Manufacturer Communications

The Company's ADMS software integrates with the systems of many of the major automobile manufacturers. An important element of a dealer management system is its ability to integrate a dealership's system with a manufacturer's system - for example, the ability of a Ford dealership's system to integrate and communicate with Ford Motor Company's system. The ability of the dealership to integrate and share information about warranty service claims, parts, vehicle orders, and other similar information with the manufacturer can save the dealership and the manufacturer thousands of dollars a month. The Company has dedicated substantial resources to making its ADMS software integrate with the systems of many of the major automobile manufacturers. The ADMS software currently integrates with the systems of Ford, Lincoln-Mercury, GMC, Buick, Chevrolet, Pontiac, Cadillac, Hummer, Dodge, Chrysler, Jeep, BMW, MINI, Honda, Acura, Suzuki, Mitsubishi, Mazda, Isuzu, Subaru and BMW Motorcycles. Major automobile manufacturers with which the Company's system does not integrate include Toyota, Nissan, Volvo, Lexus, Infinity, Jaguar, Range Rover, Mercedes-Benz, Saab, Hyundai, Porsche, and VW-Audi.

Stand Alone Products

In connection with the ADMS software, we develop stand-alone products, including bar coding. Bar coding is an important supplement to a dealer management system because it assists the dealership in managing their vehicle inventories. The Company has developed a bar coding system for the vehicle inventory module and the parts and service module that significantly improves the time and cost involved with maintaining vehicle and parts inventories.

Training and Support Services; Consulting

The Company provides training and customer support services. This is important to dealerships because employee turnover and growth creates the need for ongoing training on ADMS. The Company also provides detailed self-help manuals, classroom training, onsite training, and training over the Internet.

For a monthly fee, the Company provides unlimited technical and customer support for the ADMS product. The Company is developing an Internet-based support system that will have pre-recorded, step-by-step instructions for frequently requested tasks. The Company expects that the system will be available during the second quarter of fiscal year 2006.

The Company also provides limited custom programming and consulting services. Our programming and consulting fees are based on the scope of services provided.

Installation

Installation of the ADMS software at a dealership is typically done by a three person installation team. A typical installation is completed over a three to four week period. The Company also sells installation hardware in connection with the installation of the ADMS software.

Markets

Potential customers include new and independent car dealerships, as well as, dealers of RV, marine and power sports equipment. The National Automobile Dealers Association (the "NADA") estimates there are 22,200 new car dealerships in the United States and over 60,000 independent car dealerships. It also estimates there are approximately 6,000 dealers of power sports (motorcycle, ATV, watercraft/sport boats and snowmobiles) equipment.

Automobile Dealership Market

The Company believes the automobile dealership market is evolving and moving toward using more technology in the management of their businesses. Automobile dealers are consistently trying to reduce costs and improve efficiency through the use of information technology. The Company's perception is that, for the most part, automobile dealers have lagged behind in taking advantage of technology for their information systems. The Company believes that an increasing number of automobile dealers, wanting to improve customer service and support, are looking to improve their information technology.

The NADA has identified several significant trends in the retail car and truck environment that the Company believes will pressure dealers to look for ways to better manage their business. Those trends include the following:

- Pressure on profit margins in all departments is expected to encourage dealers to improve management procedures, marketing skills and performance in every department. Reliable, timely information will be important in that process.

confidentiality and invention rights agreements. There is a risk that the Company's intellectual property could be challenged, invalidated or circumvented, that it could be deemed to infringe on third-party intellectual property or that it could fail to provide a competitive advantage in the future.

The Company spent $1,099,469 and $858,735 during the fiscal years ended March 31, 2005 and 2004, respectively, on company-sponsored research and development activities.

Employees

As of March 31, 2005, the Company had 78 full-time employees consisting of 5 corporate officers, 12 sales and marketing representatives, 11 computer engineers and programmers, 47 installation and support technicians and employees, and 3 administrative and clerical employees. None of the Company's employees are represented by a collective bargaining organization.

Corporate History

The Company was formed as a Delaware corporation in 1992 and was originally named The Thorsden Group, Ltd. ("Thorsden"). In 1997, Thorsden acquired Arkona, Inc., a Utah corporation, as a wholly-owned subsidiary. Arkona, Inc. was in the business of developing software for remote synchronization and replication of databases. In 1999, Thorsden changed its name to Sundog Technologies, Inc. ("Sundog"). In 2000, Sundog acquired the business and assets of Ensign Information Systems, which developed and sold automobile dealership software. In 2001, Sundog abandoned its remote synchronization business, merged with its wholly-owned subsidiary, Arkona, Inc., and changed its name to Arkona, Inc.

Certain Risk Factors

The Company's short and long-term success is subject to certain risks, many of which are substantial in nature. The following risk factors should be carefully considered, in addition to other information contained in this report, when evaluating the Company. Any one of these factors could cause actual results of operations to differ materially from projected results.

The Company has incurred substantial losses since its inception and may incur losses in the future.

The Company has recognized net income during the years ended March 31, 2005 and 2004. Prior to that, the Company experienced losses as it progressed through its development stage. The Company will continue to be profitable only if it can add new customers at a constant or increased rate, while keeping increases in costs and operating expenses below increases in revenues. The Company may not be able to continue to add new customers and may even lose customers. Assuming the Company continues to grow, revenues, related costs of operations such as labor and benefits, server and other capital equipment costs and other expenses could increase disproportionately, or the Company may experience unexpected costs related to litigation, insurance, acquisitions, product development, financing or other items that may cause costs to

The Company provides training and customer support services. This is important to dealerships because employee turnover and growth creates the need for ongoing training on ADMS. The Company also provides detailed self-help manuals, classroom training, onsite training, and training over the Internet.

For a monthly fee, the Company provides unlimited technical and customer support for the ADMS product. The Company is developing an Internet-based support system that will have pre-recorded, step-by-step instructions for frequently requested tasks. The Company expects that the system will be available during the second quarter of fiscal year 2006.

The Company also provides limited custom programming and consulting services. Our programming and consulting fees are based on the scope of services provided.

Installation

Installation of the ADMS software at a dealership is typically done by a three person installation team. A typical installation is completed over a three to four week period. The Company also sells installation hardware in connection with the installation of the ADMS software.

Markets

Potential customers include new and independent car dealerships, as well as, dealers of RV, marine and power sports equipment. The National Automobile Dealers Association (the "NADA") estimates there are 22,200 new car dealerships in the United States and over 60,000 independent car dealerships. It also estimates there are approximately 6,000 dealers of power sports (motorcycle, ATV, watercraft/sport boats and snowmobiles) equipment.

Automobile Dealership Market

The Company believes the automobile dealership market is evolving and moving toward using more technology in the management of their businesses. Automobile dealers are consistently trying to reduce costs and improve efficiency through the use of information technology. The Company's perception is that, for the most part, automobile dealers have lagged behind in taking advantage of technology for their information systems. The Company believes that an increasing number of automobile dealers, wanting to improve customer service and support, are looking to improve their information technology.

The NADA has identified several significant trends in the retail car and truck environment that the Company believes will pressure dealers to look for ways to better manage their business. Those trends include the following:

- Pressure on profit margins in all departments is expected to encourage dealers to improve management procedures, marketing skills and performance in every department. Reliable, timely information will be important in that process.

- The increasing geographical concentration of automobile dealerships is reducing profit margins and pressuring dealers to increase volume.

- Improvements in product quality and extended warranties have significantly reduced the required service for vehicles, which reduces an important source of revenue for automobile dealers.

- The growth of competing service providers (such as Jiffy-Lube, Midas Mufflers, Brake-O, etc.) is putting pressure on automobile dealerships to operate their service departments as efficiently as possible and with an increased emphasis on customer satisfaction.

- Automobile manufacturers are demanding more control over their marketing channels in an effort to manage customer satisfaction and volume. This effort includes increasing reporting requirements for dealerships, increasing involvement in maintaining physical facilities, more communication between manufacturers and dealerships and the integrating of computer systems of dealerships and manufacturers.

- The increase in dealership groups and corresponding decrease in independent dealerships.

We believe these trends have favorable implications for the Company as a provider of a low-cost dealership management system that enables extensive manufacturer-dealer communication.

Power Sports Market

The power sports market is estimated to be an $18 billion industry in the U.S. It consists of new and used motorcycles, ATV's, personal watercraft, and snowmobiles, as well as, parts, accessories and mechanical and financial services related to these products.

Over the past five years, the industry has grown an average of 15% per annum. The industry is highly fragmented. For example, of the approximate 6,000 franchised motorcycle dealerships, most are individually owned.

Many of the power sports dealership owners are motorcycle, ATV or snowmobile enthusiasts with minimal business training. The largest dealership group generated revenues of approximately $100 million in 2005, or less than 1.0% of total industry sales.

The Company is encouraged by its initial research, marketing and selling to the power sports market. Many of the power sports dealers that have already purchased the ADMS software indicate that they like the product features, attractive pricing, and technical expertise. The Company intends to enhance its product offering during the coming year to incorporate power sports specific capabilities.

Marine and RV Markets

We have licensed the ADMS software to a few marine and RV dealerships. Such dealerships are able to use the software because of operational similarities with automobile dealerships. The Company has not commenced, and has not plans to commence, any active marketing initiatives or extensive product customization for the marine and RV markets.

Competition

Automobile Market

According to a 2003 market study by the NADA, conducted by Friedman-Swift Associates, the market for automobile dealer management systems is dominated by two major players – ADP Dealer Services ("ADP") and Reynolds & Reynolds ("Reynolds"). According to NADA, ADP and Reynolds together control about 71% of the market for automobile dealer management systems. Approximately 10 providers, including Arkona, compete for the remaining 30% of the market.

ADP and Reynolds are large, well-financed organizations; they have good brand name recognition. Their systems integrate with all the major automobile manufacturers. Their market dominance also creates significant hurdles because many dealerships are hesitant to abandon their existing systems and switch to a new system provided by a smaller company with limited resources. Their ability to integrate their systems with all the major automobile manufacturers is highly appealing to large automobile dealerships selling cars from most of the major automobile manufacturers and especially automobile manufacturers with systems with which the ADMS software cannot yet integrate. However, the price of ADP's and Reynolds' dealer systems is generally much higher than our price for the ADMS, and the Company believes that ADP and Reynolds products generally do not reflect recent technological developments, including the ability to run on an ASP model. The Company's success in competing with ADP and Reynolds in the market for independent car dealerships supports this belief.

Power Sports Market

The following companies sell dealer management systems into the power sports market: Comptron, ProQuest Powersports, MIC, ARI Networks, C Systems and Shoptech. Of these competitors, ProQuest Powersports (a subsidiary of ADP) is the most widely used. ProQuest Powersport's Lightspeed product has an estimated over 80% market penetration. Based upon conversations with power sports dealers, the Company believes that ProQuest is experiencing a lot of push-back and dissatisfaction from dealerships because of their pricing and business practices. This opens the door for the Company to win market share by delivering more value for less money.

Intellectual Property

The Company believes its intellectual property is critical to its success. The Company relies on common law copyright, trademark and trade secret protection to protect its intellectual property. We have not formally patented, copyrighted or registered any of our intellectual property. However, all employees involved in software development are asked to sign confidentiality and invention rights agreements. There is a risk that the Company's intellectual property could be challenged, invalidated or circumvented, that it could be deemed to infringe on third-party intellectual property or that it could fail to provide a competitive advantage in the future.

The Company spent $1,099,469 and $858,735 during the fiscal years ended March 31, 2005 and 2004, respectively, on company-sponsored research and development activities.

Employees

As of March 31, 2005, the Company had 78 full-time employees consisting of 5 corporate officers, 12 sales and marketing representatives, 11 computer engineers and programmers, 47 installation and support technicians and employees, and 3 administrative and clerical employees. None of the Company's employees are represented by a collective bargaining organization.

Corporate History

The Company was formed as a Delaware corporation in 1992 and was originally named The Thorsden Group, Ltd. ("Thorsden"). In 1997, Thorsden acquired Arkona, Inc., a Utah corporation, as a wholly-owned subsidiary. Arkona, Inc. was in the business of developing software for remote synchronization and replication of databases. In 1999, Thorsden changed its name to Sundog Technologies, Inc. ("Sundog"). In 2000, Sundog acquired the business and assets of Ensign Information Systems, which developed and sold automobile dealership software. In 2001, Sundog abandoned its remote synchronization business, merged with its wholly-owned subsidiary, Arkona, Inc., and changed its name to Arkona, Inc.

Certain Risk Factors

The Company's short and long-term success is subject to certain risks, many of which are substantial in nature. The following risk factors should be carefully considered, in addition to other information contained in this report, when evaluating the Company. Any one of these factors could cause actual results of operations to differ materially from projected results.

The Company has incurred substantial losses since its inception and may incur losses in the future.

The Company has recognized net income during the years ended March 31, 2005 and 2004. Prior to that, the Company experienced losses as it progressed through its development stage. The Company will continue to be profitable only if it can add new customers at a constant or increased rate, while keeping increases in costs and operating expenses below increases in revenues. The Company may not be able to continue to add new customers and may even lose customers. Assuming the Company continues to grow, revenues, related costs of operations such as labor and benefits, server and other capital equipment costs and other expenses could increase disproportionately, or the Company may experience unexpected costs related to litigation, insurance, acquisitions, product development, financing or other items that may cause costs to increase at a faster than expected rate. The Company may not be able to increase or maintain profitability in the future.

The Company may require additional capital to continue development of products and fund operations.

The Company does not have a significant cash reserve, and cash flows from operations are approximately equal to cash expenditures. If the Company experiences an unexpected need for cash, expands its operations in any significant way or otherwise needs additional cash, it would expect to rely primarily on the offer and sale of convertible notes, warrants and equity securities to obtain cash. If financing is needed, additional financing may not be available on favorable terms, or at all. If adequate funds are not available, or are not available on acceptable terms, the Company's ability to continue or expand its operations may be limited.

The Company may be unable to increase the number of customers using its Arkona Dealer Management Suite product or other future products.

The ADMS product is relatively new to the market and the Company is operating in a market where two competitors (ADP and Reynolds) control approximately 71% of the market and have a significant advantage relative to market acceptance. Any projections or expectations regarding the number of customers that will accept installation of the ADMS product is subject to the risk that end-users may decide not to purchase the ADMS product at the rate projected because of the Company's insignificant position in the market, concerns over the Company's ability to continue as a going concern, concerns about the Company's products, cost cutting by competitors or various other reasons. If the Company is unable to increase its installation base of the ADMS product in the future, it is unlikely that the Company will maintain profitability.

The Company's competitors have greater resources than the Company does.

The market for automobile dealership management software is highly competitive, and the Company must compete with companies that possess greater financial, technical and marketing resources. These advantages may enable them to respond more quickly to new or emerging technologies and changes in customer preferences. These advantages may also allow them to engage in more extensive research and development, undertake extensive far-reaching marketing campaigns, adopt more aggressive pricing policies and make more attractive offers to potential employees and strategic partners. As a result, the Company may be unable to obtain a significant market share in the automobile dealer management systems business. In addition, competition may result in the Company suffering price reductions, reduced gross margins and even loss of market share. The Company may not be able to compete successfully, and competitive pressures may adversely affect results of operations and overall financial condition.

Software products tend to evolve rapidly and the Company's competitors may develop products that are technically superior.

The Company's primary product, the Arkona Dealer Management Suite, is primarily a software product. The software market is recognized for rapid technological developments, frequent new product introductions and evolving industry standards. The rapid evolution of software products requires that the Company continually improves the performance, features and reliability of its software, particularly in response to competitive offerings by other companies. The Company may not be able to respond quickly, cost effectively and sufficiently to meet these developments.

In addition, the widespread adoption of new technologies or standards could require substantial expenditures to modify or adapt the Company's products and services. These changes could have a material adverse effect on the Company's business, financial condition and results of operations. Furthermore, new enhancements to the ADMS software could contain design flaws or other defects that limit their marketability.

Developments by others may render some or all of the Company's products or potential product offerings uncompetitive or obsolete. The Company competes with a number of entities that are currently developing and producing software products that compete with the Company's current and proposed products. Many of these competitors have substantially greater capital resources, research and development capabilities, and production and marketing resources, capabilities and experience than the Company has available. These competitors may succeed in developing products that are more effective or less costly than any products that the Company may develop, or that gain market acceptance prior to any of the Company's products, making market penetration more difficult.

The Company's services are subject to system failure and security risks.

The Company's operations, particularly its ASP network, are dependent upon the Company's ability to protect its network infrastructure against damage from natural disasters, such as fire, earthquakes and floods, as well as, power loss, telecommunications failures, Internet system hackers and similar events. All of the Company's network and computer equipment, including components critical to operations, are currently concentrated in a co-location facility provided by MCI. The occurrence of a natural disaster or other unanticipated system or power failure could cause interruptions in the services provided. In addition, failure of telecommunications providers to provide the data communications capacity required as a result of natural disasters, bankruptcy, operational disruptions or for any other reason could cause interruptions in the services provided. Any damage or failure that causes interruptions in operations could have a material adverse effect on the Company's business, financial condition and results of operations.

The Company's ASP network is subject to factors that could also cause interruptions in service or reduced capacity for the Company's customers. The core of the Company's network infrastructure is vulnerable to unauthorized access, computer viruses, equipment failure and other disruptive problems, including the following:

- End users may experience interruptions in service as a result of the accidental or intentional actions of Internet users, current and former employees or others.

- Unauthorized access may jeopardize the security of confidential information stored in the Company's and customers' computer systems, which may result in liability to customers and also may deter potential customers.

- The Company may face liability for transmitting viruses to third parties that damage or impair their access to computer networks, programs, data or information.

- There may be a systemic failure of Internet communications, leading to claims associated with the general unavailability of the Company's ASP network.

- Eliminating computer viruses and alleviating other security or technical problems may require interruptions, delays or cessation of service to customers.

The occurrence of any unauthorized access, computer virus, equipment failure or other disruptive problem could lead to a substantial decline in customer confidence and liability to customers. This would have a material adverse affect on the Company's business, financial condition and/or results of operations.

The Company is dependent upon highly qualified personnel.

The Company is highly dependent upon the efforts of management, sales personnel and technically skilled personnel, including programmers, installers, and engineers. The Company's future performance will depend in part upon the Company's ability to increase sales, manage growth effectively and retain the services of highly qualified technical personnel. Competition for management, technical and sales personnel is intense. The Company does not have long-term employment agreements with any of its employees. As a result, the Company may be unable to retain its key employees or attract other highly qualified employees in the future. The loss of the services of any of its management, technical or sales team or the failure to attract and retain additional key employees could have a material adverse effect on the Company's business, financial condition and/or results of operations.

The Company relies on its intellectual property rights and if the Company is unable to protect these rights, it may face increased competition and the business may be materially adversely affected.

The Company regards its intellectual property, particularly its Arkona Dealer Management Suite, as critical to its success and it relies on common law to protect its proprietary rights in intellectual property. Any of its intellectual property rights may be challenged, invalidated or circumvented, or the rights granted thereunder may not provide any competitive advantage. The Company could also incur substantial costs in asserting its intellectual property or proprietary rights against others, including any such rights obtained from third parties, and/or defending any infringement suits. Although each of the Company's employees and consultants is asked to enter into a confidentiality and invention agreement, such agreements may not be honored and the Company may not be able to effectively protect its rights to trade secrets and know-how. In addition, others may independently develop substantially equivalent proprietary

Obtaining additional capital through the sale of common stock will result in dilution of shareholder interests.

The Company may raise additional funds in the future by issuing additional shares of common stock, or securities that are convertible into common stock, such as convertible notes, options, warrants or preferred stock. Any such sale of common stock or other securities will lead to further dilution of the equity ownership of existing holders of the Company's common stock.

The Company's stock price is volatile and subject to manipulation.

The market price of the Company's common stock, like that of the securities of other small public companies, may be highly volatile. The stock price may change dramatically as the result of various factors, including the following:

- Manipulation of the stock price by existing or future shareholders.
- The purchase or sale of a large number of shares by a single shareholder in a short period of time.
- Short selling of the common stock in the United States or overseas.
- Announcements by the Company or competitors concerning technological innovations, new products or new procedures.
- The adoption or amendment of governmental regulations and/or similar developments in the United States and/or foreign countries that affect the Company's products or markets specifically or markets generally.
- Disputes relating to proprietary rights.
- Publicity regarding actual or potential results relating to product candidates under development by the Company or a competitor.
- Slow acceptance of the Company's products in new or existing markets.
- A general lack of trust in the financial markets as a result of accounting scandals or for other reasons.
- Economic and other external factors, as well as, period-to-period fluctuations in financial results.

The Company's ability to issue preferred stock may significantly dilute ownership and voting power and negatively affect the price of the common stock.

Under the certificate of incorporation, as amended, the Company is authorized to issue up to 10,000,000 shares of preferred stock. The Company's Board of Directors has the authority to

- Unauthorized access may jeopardize the security of confidential information stored in the Company's and customers' computer systems, which may result in liability to customers and also may deter potential customers.

- The Company may face liability for transmitting viruses to third parties that damage or impair their access to computer networks, programs, data or information.

- There may be a systemic failure of Internet communications, leading to claims associated with the general unavailability of the Company's ASP network.

- Eliminating computer viruses and alleviating other security or technical problems may require interruptions, delays or cessation of service to customers.

The occurrence of any unauthorized access, computer virus, equipment failure or other disruptive problem could lead to a substantial decline in customer confidence and liability to customers. This would have a material adverse affect on the Company's business, financial condition and/or results of operations.

The Company is dependent upon highly qualified personnel.

The Company is highly dependent upon the efforts of management, sales personnel and technically skilled personnel, including programmers, installers, and engineers. The Company's future performance will depend in part upon the Company's ability to increase sales, manage growth effectively and retain the services of highly qualified technical personnel. Competition for management, technical and sales personnel is intense. The Company does not have long-term employment agreements with any of its employees. As a result, the Company may be unable to retain its key employees or attract other highly qualified employees in the future. The loss of the services of any of its management, technical or sales team or the failure to attract and retain additional key employees could have a material adverse effect on the Company's business, financial condition and/or results of operations.

The Company relies on its intellectual property rights and if the Company is unable to protect these rights, it may face increased competition and the business may be materially adversely affected.

The Company regards its intellectual property, particularly its Arkona Dealer Management Suite, as critical to its success and it relies on common law to protect its proprietary rights in intellectual property. Any of its intellectual property rights may be challenged, invalidated or circumvented, or the rights granted thereunder may not provide any competitive advantage. The Company could also incur substantial costs in asserting its intellectual property or proprietary rights against others, including any such rights obtained from third parties, and/or defending any infringement suits. Although each of the Company's employees and consultants is asked to enter into a confidentiality and invention agreement, such agreements may not be honored and the Company may not be able to effectively protect its rights to trade secrets and know-how. In addition, others may independently develop substantially equivalent proprietary information and techniques or otherwise gain access to the Company's trade secrets and know-how.

Third-party claims that the Company infringes upon their intellectual property rights could be costly to defend or settle.

Litigation regarding intellectual property rights is common in the software industry. The Company expects that software products and services may be increasingly subject to third-party infringement claims as the number of competitors in our industry segment grows and the functionality of products in different industry segments overlaps. The Company may from time to time encounter disputes over rights and obligations concerning intellectual property. Third parties may bring claims of infringement against us, which may be with, or without, merit. The Company could be required, as a result of an intellectual property dispute, to do one or more of the following:

- cease selling, incorporating or using products or services that rely upon the disputed intellectual property;
- obtain from the holder of the intellectual property right a license to sell or use the disputed intellectual property, which license may not be available on reasonable terms;
- redesign products or services that incorporate disputed intellectual property; or
- pay monetary damages to the holder of the intellectual property right.

The occurrence of any of these events could result in substantial costs and diversion of resources or could severely limit the services we can offer, which could seriously harm our business, operating results and financial condition.

In addition, the Company has agreed, and may agree in the future, to indemnify certain of our customers against claims that our software infringes upon the intellectual property rights of others. The Company could incur substantial costs in defending itself and its customers against infringement claims. In the event of a claim of infringement, the Company and its customers may be required to obtain one or more licenses from third parties. The Company, or its customers, may be unable to obtain necessary licenses from third parties at a reasonable cost, or at all. Defense of any lawsuit or failure to obtain any such required licenses could harm the Company's business, operating results and financial condition.

The Company may be subject to claims based upon allegations that its products are defective.

The Company's products include programs designed for mission critical applications, creating the risk that the failure or malfunction of its products may result in serious damage or loss and expose the Company to a claim for damages. Although contract terms purport to limit exposure, a court may rule those terms to be invalid or unenforceable, and changes in the law may render those terms void or unenforceable. A successful claim could have a material adverse effect on the Company's operations. Furthermore, the cost of defending against a claim, even successfully, could be material and could have an adverse effect on the Company's results of operations and an adverse effect on the marketing of the Company's products.

Trading in the Company's common stock is thin and there is a limit to its liquidity.

The Company's common stock is quoted on the OTC Bulletin Board. The volume of trading in the Company's common stock is limited and likely dominated by a few individuals. Because of the thinness of the market for the stock, its price may be subject to manipulation. In addition, the limited volume of trading limits significantly the number of shares that can be purchased or sold in a short period of time. Consequently, an investor may find it more difficult to dispose of shares of the Company's common stock or obtain a fair price for the stock in the market.

The Company's executive officers hold a significant number of outstanding shares, which may allow them to influence the outcome of matters submitted to stockholders for approval.

As of March 31, 2005, the Company's executive officers own and have the power to vote approximately 23% of the issued and outstanding common stock. Five additional shareholders have the power to vote approximately 15% of the issued and outstanding common stock. As a result, these stockholders have substantial control over matters requiring approval, such as the election of directors and approval of significant corporate transactions. In addition, this concentration of ownership may also have the effect of delaying or preventing a change in control.

The Company's shareholder rights plan and certain provisions in the Delaware corporate law may permit the Company's Board of Directors to block a takeover attempt and adversely affect the common stock value.

The Company's Board of Directors adopted a shareholder rights plan and declared a dividend of an associate right, which are intended to have the effect of deterring any takeover of the Company that is not preceded by board approval of the proposed transaction. The existence of a shareholders' rights plan may deter potential tender offers for the Company's common stock or other acquisition offers and may have the effect of delaying or preventing a change of control.

In addition, the Delaware General Corporation Law prohibits certain mergers, consolidations, sales of assets or similar transactions between a corporation on the one hand and another company which is, or is an affiliate of, a beneficial holder of 15% or more of that corporation's voting power (defined as an "Interested Stockholder") for three years after the acquisition of the voting power, unless the acquisition of the voting power was approved beforehand by the corporation's board of directors or the transaction is approved by a majority of such corporation's shareholders (excluding the Interested Stockholder). These provisions prohibiting Interested Stockholder transactions could also preserve management's control of the Company.

Obtaining additional capital through the sale of common stock will result in dilution of shareholder interests.

The Company may raise additional funds in the future by issuing additional shares of common stock, or securities that are convertible into common stock, such as convertible notes, options, warrants or preferred stock. Any such sale of common stock or other securities will lead to further dilution of the equity ownership of existing holders of the Company's common stock.

The Company's stock price is volatile and subject to manipulation.

The market price of the Company's common stock, like that of the securities of other small public companies, may be highly volatile. The stock price may change dramatically as the result of various factors, including the following:

- Manipulation of the stock price by existing or future shareholders.
- The purchase or sale of a large number of shares by a single shareholder in a short period of time.
- Short selling of the common stock in the United States or overseas.
- Announcements by the Company or competitors concerning technological innovations, new products or new procedures.
- The adoption or amendment of governmental regulations and/or similar developments in the United States and/or foreign countries that affect the Company's products or markets specifically or markets generally.
- Disputes relating to proprietary rights.
- Publicity regarding actual or potential results relating to product candidates under development by the Company or a competitor.
- Slow acceptance of the Company's products in new or existing markets.
- A general lack of trust in the financial markets as a result of accounting scandals or for other reasons.
- Economic and other external factors, as well as, period-to-period fluctuations in financial results.

The Company's ability to issue preferred stock may significantly dilute ownership and voting power and negatively affect the price of the common stock.

Under the certificate of incorporation, as amended, the Company is authorized to issue up to 10,000,000 shares of preferred stock. The Company's Board of Directors has the authority to create various series of preferred stock with such voting and other rights superior to those of the common stock and to issue such stock without shareholder approval. This issuance of such preferred stock may dilute the ownership and voting power of the holders of the common stock and may have a negative effect on the price of the common stock.

The Company has not declared any dividends with respect to common stock.

The Company has never paid cash dividends on its common stock. The Company intends to retain earnings, if any, to finance the operation and expansion of the business and, therefore, the Company does not expect to pay cash dividends on shares of common stock in the foreseeable future.

The Company's common stock is a "low-priced stock" and subject to regulations that limit or restrict the market for the stock.

Shares of the Company's common stock may be deemed to be "penny stock," resulting in increased risks to investors and certain requirements being imposed on some brokers who execute transactions in the common stock. In general, a penny stock is an equity security that:

- Is priced below five dollars.
- Is not traded on a national stock exchange, the Nasdaq National Market or the Nasdaq SmallCap Market.
- May be listed in the "pink sheets" or the OTC Bulletin Board.
- Is issued by a company that has less than $5 million in net tangible assets (if it has been in business less than three years) or has less than $2 million in net tangible assets (if it has been in business for at least three years).
- Is issued by a company that has average revenues of less than $6 million for the past three years.

The Company believes that its common stock is presently a "penny stock." At any time that the common stock qualifies as a penny stock, the following requirements, among others, will generally apply:

- Certain broker-dealers who recommend penny stocks to persons other than established customers and accredited investors must make a special written suitability determination for the purchaser and receive the purchaser's written agreement to a transaction prior to sale.
- Prior to executing any transaction involving a penny stock, certain broker-dealers must deliver to certain purchasers a disclosure schedule explaining the risks involved in owning penny stock, the broker-dealer's duties to the customer, a toll-free telephone

number for inquiries about the broker-dealer's disciplinary history, and the customer's rights and remedies in case of fraud or abuse in the sale.

- In connection with the execution of any transaction involving a penny stock, a purchaser should provide a written statement presenting the purchaser's financial situation and investment goals, and certain broker-dealers must deliver to certain purchasers the following:

    - Bid and offer price quotes and volume information.
    - The broker-dealer's compensation related to the trade.
    - The compensation received by certain salespersons for the trade.
    - Monthly statements related to the account.

These requirements significantly add to the burden of the broker-dealer and limit the market for penny stocks. These regulatory burdens may severely affect the liquidity and market price for the Company's common stock.

Item 2. Description of Property

The Company does not own any real property. It currently leases an 11,800 square foot facility located at 10542 South Jordan Gateway, Suite 200, South Jordan, Utah, 84005. The Company conducts all of its corporate, administrative, and research and development activities at this facility. The lease of the facility will expire July 31, 2005, and monthly lease payments are $21,616 per month.

The Company entered into a certain Office Lease (the "New Lease") for a facility located at 10757 South River Front Parkway, Suite 400, South Jordan, Utah, 84095. The Company intends to conduct all of its corporate, administrative, and research and development activities within the leased premises.

The New Lease is for five (5) years commencing on August 1, 2005 unless the landlord has not fulfilled its construction obligations. Rental payments for each month are as follows: $38,115.85 (first year), $39,157.27 (second year), $40,198.68 (third year), $41,240.10 (fourth year) and $42,281.52 (fifth year). In addition, the Company is required to pay a pro rata share of operating expenses for the property.

The new facility is under construction by the landlord who is fitting the building in accordance with our specifications. The landlord is paying for the construction. The new facility will provide sufficient space for us to continue all of our activities for the foreseeable future.

In the opinion of management, the property leased by the Company is adequately covered by insurance.

PART II

Item 5. Market for Common Equity and Related Stockholder Matters

Market Price

The table below sets forth the high and low bid quotations for the Company's common stock as reported on the OTC Bulletin Board. The Company's common stock is traded on the OTC Bulletin Board under the symbol ARKN.OB.

	High	Low
Fiscal Year Ended March 31, 2005		
Quarter ended June 30, 2004	$0.71	$0.58
Quarter ended Sept. 30, 2004	$0.68	$0.39
Quarter ended Dec. 31, 2004	$0.65	$0.40
Quarter ended March 31, 2005	$0.72	$0.57
Fiscal Year Ended March 31, 2004		
Quarter ended June 30, 2003	$0.21	$0.16
Quarter ended Sept. 30, 2003	$0.85	$0.10
Quarter ended Dec. 31, 2003	$0.83	$0.53
Quarter ended March 31, 2004	$0.80	$0.53

The quotations set forth above reflect inter-dealer prices, without retail mark-up, mark-down or commission, and may not represent actual transactions.

Outstanding Shares and Number of Shareholders

As of March 31, 2005, there were 32,169,670 shares of common stock issued and outstanding, which were held by approximately 400 holders of record. In addition, as of that date, there were issued and outstanding 575,000 shares of Series B Convertible preferred stock (convertible into an aggregate of 2,875,000 shares of common stock) which were held by 13 holders of record. The Company has never declared or paid dividends on any class of equity securities, and the Company currently intends to retain any future earnings for use in the Company's business and do not anticipate paying any dividends on its outstanding common stock in the foreseeable future.

Recent Sales of Unregistered Securities

Not applicable.

Item 6. Management's Discussion and Analysis

The following discussion should be read in conjunction with our Restated Financial Statements and Notes thereto included elsewhere in this Report. This discussion contains forward-looking statements that involve risks and uncertainties. Any statements in this report about our expectations, beliefs, plans, objectives, assumptions or future events or performance are not historical facts and are forward-looking statements. You can identify these forward-looking statements by the use of words or phrases such as "believe," "could," "may," "anticipate," "intend," "expect," "will," "plan," "estimate," "continue," "should" or "would". Among the factors that could cause actual results to differ materially from those indicated in the forward-looking statements are risks and uncertainties inherent in our business including, without limitation, the discussions set forth under the caption "Certain Risk Factors."

Although we believe that the expectations reflected in our forward-looking statements are reasonable, we cannot guarantee future results, events, levels of activity, performance or achievement. We undertake no obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events or otherwise, unless required by law.

Overview

We develop and sell management software for automobile dealerships. The operating similarities between automobile, marine, RV and power sport dealerships makes our software attractive to marine, RV and power sport dealerships as well.

Our primary product is the Arkona Dealer Management Suite (ADMS"). The ADMS software is a fully integrated automobile dealership management software system that allows automobile dealerships to manage substantially all aspects of their business operations. It is a modular system, which makes it scalable for different types and sizes of dealerships. A key advantage of the ADMS software is its ability to run on an ASP model. An ASP model involves the software provider running software and maintaining data at central locations and customers accessing and using the software over the Internet. The ASP model significantly reduces most upfront and ongoing hardware costs for the dealership because the significant processing is done on computers maintained at offsite locations that are maintained by us. The dealership needs only standard personal computers with reliable Internet access. The ASP model also reduces the need for technical computer personnel because the software and related hardware are managed by us at our offsite location. Our ADMS software integrates with most of the major automobile manufacturers, and we are continuing our efforts to obtain cooperation from the others to integrate with their systems. In connections with the ADMS software, we provide training to dealership employees and, for a monthly fee, provide technical support and regular software updates.

The market for automobile dealer management systems is dominated by two major players: Automatic Data Processing, Inc. ("ADP") and Reynolds and Reynolds

("Reynolds"). According to a 2003 market study by the NADA, ADP and Reynolds together control about 71% of the market for automobile dealer management systems. ADP and Reynolds are large, well-financed organizations. They have good brand name recognition and their systems integrate with all the major automobile manufacturers. Their market dominance creates significant barriers to entry for us because many dealerships are hesitant to abandon their existing systems and switch to a new system provided by a smaller company with limited resources. However, we presently offer a system that is technologically superior at a price that is substantially lower than the standard pricing of both ADP and Reynolds.

The Company's revenues continue to grow at a rapid rate, increasing 35.6% between the fiscal year ended March 31, 2004 ("fiscal year 2004") and the fiscal year ended March 31, 2005 ("fiscal year 2005"), after increasing 74.1% between the fiscal year ended March 31, 2003 ("fiscal year 2003") and fiscal year 2004. The Company earns more than half its revenues from recurring support and maintenance. These recurring revenues continue to grow at a rate of 3% to 4% monthly and provide future stability for the Company's financial performance.

During the last two quarters of fiscal year 2005, the Company invested in additional sales, engineering and installation support staff, in order to adequately prepare for the expected growth in business in fiscal year 2006. As a result of this investment, the Company suffered a net loss before income tax benefit for the year ended March 31, 2005 of ($303,865). It was necessary to make this investment early, in order to allow for the proper training of personnel and for the adequate development and upgrading of software products.

Results of Operations for the Fiscal Years Ended March 31, 2005 and 2004

Revenues - Revenues increased $1,904,308 to $7,254,661 for fiscal year 2005 or 35.6% over fiscal year 2004. For fiscal year 2004, revenues increased $2,278,071 to $5,350,353, or 74.1% over fiscal year 2003. These increases are due to the Company's success in replacing existing competitors' systems with the ADMS.

For fiscal year 2005, revenues from recurring monthly technical support & maintenance increased $1,613,489 to $3,993,073 or 67.8% over fiscal year 2004. For fiscal year 2004, revenues from recurring monthly technical support & maintenance increased $1,012,742 to $2,379,584 or 74.1% over fiscal year 2003. These increases in revenues from recurring monthly technical support & maintenance are due to the continuing monthly increase in the size of the Company's installed customer base, as well as, the Company allowing customers to decrease front-end installation charges in return for larger monthly support charges. Customer technical support & maintenance contracts are on a month-to-month basis. Customers have the right to cancel these services at any time, without penalty. For the month of March 2005, revenue from recurring monthly technical support & maintenance was approximately $387,500 and is expected to grow approximately 3% to 4% per month throughout fiscal year 2006, as the installed customer base continues to grow.

For fiscal year 2005, revenues from ADMS installation and training services increased $206,105 to $2,880,146 or 7.7% over fiscal year 2004. For fiscal year 2004, revenues from installation and training services increased $1,159,101 to $2,674,041 or 76.5% over fiscal year 2003. The smaller than expected increase in installation and training services revenue is due primarily, as noted above, to the Company allowing customers to decrease front-end installation charges in return for larger monthly support charges. The Company's customer base grew from 195 installed customers as of March 31, 2004 to 280 installed customers as of March 31, 2005. (A single customer may have multiple dealerships). The Company believes it will continue to grow its customer base through the replacement of competitors' systems and installation into new dealerships. Additionally, installations are expected to increase as the Company grows its business to power sports dealerships.

The Company is actively pursuing sales of hardware equipment in connection with its installation service. For fiscal year 2005, revenues from hardware sales increased $257,067 to $324,852 or 379.2% over fiscal year 2004. For fiscal year 2004, revenues from hardware sales increased $29,161 to $67,785 or 75.5% over fiscal year 2003. It is expected that revenues from hardware sales will continue to grow as the Company's customer base continues to grow. Additionally, the Company anticipates dedicating sales resources to increasing hardware sales.

Cost of Sales - For fiscal year 2005, cost of sales increased $1,503,484 to $4,059,955 or 58.8% over fiscal year 2004. For fiscal year 2004, cost of sales increased $968,339 to $2,556,471 or 61.0% over fiscal year 2003. Cost of sales as a percentage of revenues increased 8.2% for fiscal year 2005 and decreased 3.9% for fiscal year 2004.

The increase in cost of sales for fiscal year 2005 is a result of the Company hiring additional installation and support technicians to properly prepare for expected growth in its customer base. This should result in increased software installations in 2006. Additional increases in cost of sales for fiscal year 2005 are attributable to increased sales of hardware equipment and its related costs, as well as to increases in amortization costs related to capitalized software costs. It is expected that cost of sales as a percent of sales will decrease in fiscal year 2006 as increased hiring, which occurred in fiscal year 2005, is not expected to occur in 2006. Additionally, the Company should receive the benefits from the installation and training efficiencies learned in previous years.

The 3.9% decrease in cost of sales in fiscal year 2004 is primarily attributable to increased efficiencies in the Company's installation procedures. For example, our post-installation service includes having one individual from the support department dedicated to a new dealership for two to six weeks after an installation. By having a dedicated individual provide post-installation support, potential problems can be anticipated and solved by someone familiar with the customer's needs in a timely and cost-efficient manner. After the two to six weeks of post-installation monitoring, new customers are transitioned to normal customer support.

Operating Expenses - Operating expenses are comprised of research and development expense and sales, marketing and general administrative expenses. For fiscal year 2005, total operating expenses increased $1,083,401 to $3,545,418 or 44.0% over fiscal year 2004. For fiscal year 2004, operating expenses decreased $262,269 to $2,462,017 or 9.6% less than fiscal year 2003. Operating expenses as a percentage of revenue increased 2.9% during fiscal year 2005 over fiscal year 2004. Operating expenses as a percentage of revenue decreased 42.7% during fiscal year 2004 over fiscal year 2003.

Research and Development Expense - Research and development expense (net of capitalized software development costs) increased by $219,646 or 43.8% for fiscal year 2005 due to the hiring of additional software developers and a continued focus on research and development activities, as well as, developing and maintaining software compatible with original equipment manufacturers. For fiscal year 2004, research and development expense increased by $205,998 or 69.7%. The increase was primarily the result of the focus of resources toward the completion of much of the base development of the ADMS software. The Company believes research and development will play an important roll in its future success. The Company's goal is to keep its software and processes technologically ahead of the competition and it expects research and development expense to grow in the future.

Sales, Marketing and General Administrative Expense – Sales, marketing and general administrative expense increased in fiscal year 2005 by $863,755 or 44.1% over fiscal year 2004 due to the hiring of additional sales, marketing and administrative personnel and related costs. These costs were necessary to support expected continued growth in revenues. For example, the Company hired four new regional sales representatives in fiscal 2005. For fiscal year 2004, sales, marketing and general administrative expense decreased $468,267 or 19.3% over fiscal year 2003 due primarily to decreases in travel expenses and professional fees.

Net Income - For fiscal years 2005 and 2004, the Company recorded net income after tax benefit of $3,175,372 and $1,850,153, respectively. The Company recorded a tax benefit for fiscal years 2005 and 2004 of $3,479,237 and $1,560,000, respectively. For fiscal year 2003, the Company recorded a net loss after tax benefit of ($1,275,015). The overall recognition of profits has been due to increased revenues from installations, increased recurring support charges, as well as, relative decreases in overall expenses and increases in installation and training efficiencies. A tax benefit has been recognized to account for future expected taxable income.

Liquidity and Capital Resources

The Company's liquidity position has significantly improved during the last two years. As of March 31, 2005 and 2004, working capital totaled $31,346 and $415,267, respectively. As of March 31, 2003, working capital was a deficit of ($680,932). The decrease in working capital as of March 31, 2005 compared with March 31, 2004 is principally a result of additional cash having been raised through the issuance of new common and preferred equity stock in fiscal year 2004, while in fiscal year 2005, the only cash raised through the issuance of equity stock was from the exercise of employee stock options. Historically, we have funded operations by issuing equity stock, but we are now seeking, to the extent feasible, to fund operations solely from revenues generated from operations.

Cash and cash equivalents were $141,179 and $361,955 as of March 31, 2005 and 2004, respectively. Accounts receivable net of an allowance for doubtful accounts were $464,426 and $489,602, respectively. Current liabilities were $594,850 and $489,579, respectively. The Company did not incur any additional long-term liabilities during the fiscal year ended March 31, 2005. The only long-term obligation as of March 31, 2005 and 2004 is a note for $50,000, payable to a related party, on which the Company only makes interest payments at 12% monthly.

Critical Accounting Policies and Estimates

Management is basing the discussion and analysis of financial condition and results of operations on the Company's restated financial statements. The preparation of these restated financial statements requires the use of estimates and judgments that affect the reported amounts of assets, liabilities, revenue and expenses, as well as, the related disclosure of contingent assets and liabilities. On an on-going basis, management evaluates its critical accounting policies and estimates, including those related to revenue recognition, valuation of accounts receivable, property, plant and equipment, long-lived assets, intangible assets and contingencies. Management bases its estimates on historical experience and on various other assumptions that they believe to be reasonable under the circumstances, the results of which form the basis for making judgments about the carrying values of assets and liabilities that are not readily apparent from other sources. Actual results may differ from these estimates under different assumptions or conditions.

The Company believes the following critical accounting policies affect the more significant judgments and estimates used in the preparation of its restated financial statements. These judgments and estimates affect the reported amounts of assets and liabilities and the reported amounts of revenues and expenses during the reporting periods. Changes to these judgments and estimates could adversely affect future results of operations and cash flows.

- Revenue Recognition. The Company recognizes revenue in accordance with the Staff Accounting Bulletin (SAB) No. 104, "Revenue Recognition." Following SAB No. 104, the Company recognizes revenue when (i) persuasive evidence of an arrangement exists; (ii) delivery has occurred or services have been rendered; (iii) the sales price is fixed or determinable; and (iv) collectibility is reasonably assured.

  During the course of business, the Company recognizes revenue from the following activities: Technical Support & Maintenance, Hardware Sales, Consulting Services, Installation and Training Services, and Software Sales.

Technical Support & Maintenance includes monthly service charges for ongoing technical support, automatic software upgrades, data transfer, data storage, data backup, bar coding, and server maintenance. These services are billed monthly as stipulated in contracts with customers and earned as the services are performed. Hardware Sales include the sales of standard computer systems and peripherals and revenue is recognized when title passes upon shipment to the customer. Installation of the hardware and/or peripherals is not a required component of the purchase contract. Consulting Services include fees charged for additional system training and programming. The Company recognizes consulting service fees under the percentage-of-completion method over the period in which the services are provided. Installation and Training Services include fees for software licensing, server file configuration, on-site training, software and hardware installation, forms programming and data conversion. Revenue is recognized in accordance with the terms of each contract, on a percentage-of-completion basis. Installation and training service contracts generally require the payment of non-refundable security deposits. These deposits are deferred and recognized over the life of the installation and training service contract, which is usually less than one month. Software Sales (where the software is hosted on customers' servers) include licensing fees, server configuration, initial training, programming, and data conversion. Software sales revenue is recognized when title passes upon installation of the software onto the customers' servers.

In certain cases, the Company has multiple agreements with the same customer under the Company's ASP agreements. In those cases, the Company determines whether or not the fees qualify for separate accounting treatment as required by SAB No. 104 and the American Institute for Certified Public Accountant's Emerging Issues Task Force (EITF) Issue No. 00-21, "Revenue Arrangements with Multiple Deliverables." For these arrangements, which include ASP agreements, the Company allocates and defers revenue for the undelivered elements based on their vendor-specific objective evidence (VSOE) of fair value. VSOE is generally the price charged when that element is sold separately. In situations where VSOE exists for all elements (delivered and undelivered), the Company allocates the total revenue to be earned under the arrangement among the various elements, based on their relative fair value. For transactions where VSOE exists only for the undelivered elements, the Company defers the full fair value of the undelivered elements and recognizes the difference between the total arrangement fee and the amount deferred for the undelivered items as revenue. If VSOE does not exist for undelivered items that are services, then the Company recognizes the entire arrangement fee ratably over the remaining service period. If VSOE does not exist for undelivered elements that are specified product or features, the Company defers revenues until the earlier of the delivery of all elements or the point at which we determine VSOE for these undelivered elements.

The Company recognizes revenue related to the delivered products or services only if (i) the above revenue recognition criteria are met; (ii) any undelivered products or services are not essential to the functionality of the delivered products and services; (iii) payment for the delivered products or services is not contingent upon delivery of the remaining services; and (iv) the Company has an enforceable claim to receive the amount due in the event that we do not deliver the undelivered products or services. For arrangements where undelivered services are essential to the functionality of the delivered items, the Company recognizes service revenues under the percentage-of-completion contract method in accordance with the provisions of Statement of Position (SOP) 81-1, "Accounting for Performance of Construction Type and Certain Production Type Contracts."

- Equipment. The Company utilizes significant amounts of equipment in providing service to its customers. Equipment is depreciated using the straight-line method over the estimated useful life of the equipment. Changes in technology or changes in the intended use of equipment may cause the estimated period of use or the value of these assets to change. Management performs an annual analysis to confirm the appropriateness of estimated economic useful lives for each category of equipment.

Goodwill. Management annually evaluates goodwill for potential impairment indicators. If impairment indicators exist, the impairment is measured in accordance with SFAS No. 142, "Goodwill and Other Intangible Assets." Management's judgment regarding the existence of impairment indicators are based on legal factors and market and operational conditions. Future events could cause management to conclude that impairment indicators exist and that the goodwill is impaired. Goodwill is not amortized, but instead is subject to impairment tests quarterly.

Capitalization of Software Expense. Costs incurred to establish the technological feasibility of software products to be sold, leased or otherwise marketed by the Company are expensed as research and development. Once technological feasibility is established, costs are capitalized in accordance with SFAS No. 86, "Accounting for the Costs of Computer Software to Be Sold, Leased, or Otherwise Marketed" until the product is available for general release to customers. Judgment is required in determining when technological feasibility of a product is established. Capitalized costs, which consist primarily of payroll and benefits of both employees and outside contractors, have been amortized on a product-by-product basis using the straight-line method over the established economic life of the products. In addition, capitalized software costs are tested for impairment each year in accordance with SFAS No. 142.

Item 7. Financial Statements

The Company's restated financial statements and associated notes are set forth below.

ARKONA, INC.

March 31, 2005 and 2004

Report of Independent Registered Public Accounting Firm

and

Restated Financial Statements

ARKONA, INC.

TABLE OF CONTENTS

Report of Independent Registered Public Accounting Firm

The Board of Directors and Shareholders of Arkona, Inc.:

We have audited the accompanying restated balance sheets of Arkona, Inc., as of March 31, 2005 and 2004, and the related restated statements of operations, stockholders' equity, and cash flows for the years ended March 31, 2005, 2004 and 2003. These restated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these restated financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the restated financial statements are free of material misstatement. The Company has determined that it is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal controls over financial reporting. Accordingly, we express no such opinion. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the restated financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall restated financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the restated financial statements referred to above present fairly, in all material respects, the restated financial position of Arkona, Inc., as of March 31, 2005 and 2004, and the results of restated operations and restated cash flows for the years ended March 31, 2005, 2004, and 2003, in conformity with accounting principles generally accepted in the United States of America.

/s/ MANTYLA McREYNOLDS, LLC
MANTYLA McREYNOLDS, LLC
Salt Lake City, Utah
June 23, 2005, except for Note 15 to which the date is November 3, 2005

Restated Balance Sheets
As of March 31, 2005 and 2004

	Notes	2005	2004
ASSETS			
Current Assets:			
Cash and Cash Equivalents	1	$ 141,179	$ 361,955
Accounts Receivable (less allowance for doubtful accounts of $75,000 and $30,134, respectively)	1	464,426	489,602
Employee Advances		17,092	41,668
Prepaid Expenses		3,499	11,621
Total Current Assets		626,196	904,846
Property and Equipment – net	5	359,810	220,777
Other Assets:			
Deferred Tax Asset	1, 2	5,039,237	1,560,000
Capitalized Software Costs – net	1, 3	1,148,935	1,018,716
Goodwill - net	6	156,622	156,622
Intellectual Property – net	6	76,420	76,420
Deposits	8	122,080	79,580
Other - net			27,086
Total Other Assets		6,543,294	2,918,424
Total Assets		$ 7,529,300	$ 4,044,047

See accompanying notes to restated financial statements

ARKONA, INC.
Restated Balance Sheets
As of March 31, 2005 and 2004

	Notes	2005	2004
LIABILITIES & STOCKHOLDERS' EQUITY			
Current Liabilities:			
Accounts Payable		$ 156,074	$ 157,779
Accrued Liabilities		238,450	192,781
Deferred Revenue	1	200,326	139,019
Total Current Liabilities		594,850	489,579
Long-Term Note Payable	14	50,000	50,000
Total Liabilities		644,850	539,579
Stockholders' Equity:	10, 12, 13		
Preferred Stock ($.001 par value; authorized 10,000,000 shares; issued and outstanding 575,000 shares)	7	575	575
Common Stock ($.001 par value; authorized 50,000,000 shares; issued and outstanding 32,169,670 and 31,565,670, respectively)		32,170	31,566
Additional Paid-In Capital		23,394,632	23,188,211
Unearned compensation – stock options	1, 10	(19,357)	
Accumulated Unrealized Losses on Investments	1		(16,942)
Accumulated Deficit	9, 15	(16,523,570)	(19,698,942)
Total Stockholders' Equity		6,884,450	3,504,468
Total Liabilities & Stockholders' Equity		$ 7,529,300	$ 4,044,047

See accompanying notes to restated financial statements

ARKONA, INC.
Restated Statements of Operations
For the Years Ended March 31, 2005, 2004 and 2003

	Notes	2005	2004	2003
Revenues:	1			
Installation and Training Services		$ 2,880,146	$ 2,674,041	$ 1,514,940
Technical Support & Maintenance		3,993,073	2,379,584	1,366,842
Hardware Sales		324,852	67,785	38,624
Other		56,590	228,943	151,876
Total Revenues		7,254,661	5,350,353	3,072,282
Cost of Sales	1, 3	4,059,955	2,556,471	1,588,132
Gross Profit		3,194,706	2,793,882	1,484,150
Operating Expenses:	1, 4			
Sales, Marketing & General Administrative		2,824,349	1,960,594	2,428,861
Research & Development		721,069	501,423	295,425
Total Operating Expenses		3,545,418	2,462,017	2,724,286
Net income (loss) from operations		(350,712)	331,865	(1,240,136)
Other Income (Expense) – net	1	46,847	(41,712)	(34,879)
Income (Loss) Before Income Taxes		(303,865)	290,153	(1,275,015)
Income Tax Benefit	2	3,479,237	1,560,000	
Net Income (Loss)		$ 3,175,372	$ 1,850,153	$(1,275,015)
Basic Earnings per Common Share:				
Net Income		$ 0.099	$ 0.062	$ (0.049)
Average Number of Shares Outstanding	1	31,956,688	29,755,709	26,122,740
Diluted Earnings per Common Share:				
Net Income		$ 0.082	$ 0.053	$ (0.049)
Average Number of Shares Outstanding	1	38,926,858	35,194,012	26,122,740

See accompanying notes to restated financial statements

ARKONA, INC.
Restated Statements of Stockholders' Equity (Deficit)
For the Years Ended March 31, 2005, 2004 and 2003

	Preferred Shares	Preferred Stock	Common Shares	Common Stock	Additional Paid-In Capital	Unearned Comp. – Stock Options	Accumulated Unrealized Losses on Investments	Accumulated Deficit	Total Stockholders' Equity (Deficit)
Balance, March 31, 2002			23,842,798	$ 23,843	$ 20,672,508		$ (16,942)	$ (20,783,233)	$ (103,824)
Prior period adjustment – error in recording of software costs and amortization								509,153	509,153
Issued shares for cash at $0.30 per share			200,000	200	59,800				60,000
Issued shares from warrants for cash at $0.33 per share			303,030	303	99,697				100,000
Issued shares for cash at $0.20 per share			3,890,000	3,890	774,110				778,000
Issued shares for debt at $0.20 per share			200,000	200	39,862				40,062
Net loss								(1,275,015)	(1,275,015)
Balance, March 31, 2003			28,435,828	$ 28,436	$ 21,645,977		$ (16,942)	$ (21,549,095)	$ 108,376
Issued stock for cash at $1.00 per share	575,000	575			574,425				575,000
Issued shares to settle debt at $0.20 and $0.30 per share			1,374,415	1,374	316,564				317,938
Issued shares for cash at $0.15 to $0.60 per share			1,665,927	1,666	616,235				617,901
Issued shares for options exercised at $0.30 and $0.47 per share			89,500	90	35,010				35,100
Net income								1,850,153	1,850,153
Balance, March 31, 2004	575,000	$ 575	31,565,670	$ 31,566	$ 23,188,211		$ (16,942)	$ (19,698,942)	$ 3,504,468
Issued shares for options exercised at $.20 and $.30 per share			474,000	474	127,726				128,200
Issued shares for cash and services at $.40 to $.51 per share			130,000	130	52,420				52,550
Unearned compensation					26,275	(26,275)			
Compensation earned						6,918			6,918
Stock investment write-off							16,942		16,942
Net income								3,175,372	3,175,372
Balance, March 31, 2005	575,000	$ 575	32,169,670	$ 32,170	$ 23,394,632	$ (19,357)	$ 0	$ (16,523,570)	$ 6,884,450

See accompanying notes to restated financial statements

ARKONA, INC.
Restated Statements of Cash Flows
For the Years Ended March 31, 2005, 2004 and 2003

	2005	2004	2003
Cash Flows from Operating Activities:			
Net Income (Loss)	$ 3,175,372	$ 1,850,153	$(1,275,015)
Adjustments to Reconcile Net Income (Loss) to Net Cash Used by Operating Activities:			
Depreciation Expense	115,759	104,685	103,669
Amortization Expense	248,181	131,820	112,923
Bad Debt Expense	44,866	6,188	17,938
Stock Compensation Expense	6,918		
Realized Gain on Investments	(55,972)		
Deferred Income Tax Benefit	(3,479,237)	(1,560,000)	
Decrease (Increase) in Accounts Receivable	(19,690)	(412,244)	80,716
Decrease (Increase) in Employee Advances	24,576	(22,279)	(7,339)
Decrease (Increase) in Prepaid Expenses	8,122	(11,621)	
Increase (Decrease) in Accounts Payable	(1,705)	(189,509)	(106,199)
Increase (Decrease) in Accrued Liabilities	45,669	(51,261)	33,658
Increase (Decrease) in Deposits & Other	(42,500)	(66,375)	4,574
Increase (Decrease) in Deferred Revenue	61,307	(33,414)	63,683
Net Cash Provided by (Used in) Operating Activities	131,666	(253,857)	(971,392)
Cash Flows from Investing Activities:			
Acquisition of Property and Equipment	(254,792)	(202,125)	(25,332)
Cash from Sale of Intangible Asset	100,000		
Software Development Costs	(378,400)	(357,312)	(376,498)
Net Cash Used in Investing Activities	(533,192)	(559,437)	(401,830)
Cash Flows from Financing Activities:			
Principal Increase (Decrease) in Notes Payable		(71,058)	333,239
Proceeds from Issuance of Common Stock	207,025	653,000	938,000
Issuance of Stock Options	(26,275)		
Proceeds from Issuance of Preferred Stock		575,000	
Net Cash Provided by Financing Activities	180,750	1,156,942	1,271,239
Net Increase (Decrease) in Cash	(220,776)	343,648	(101,983)
Beginning Cash Balance	361,955	18,307	120,290
Ending Cash Balance	$ 141,179	$ 361,955	$ 18,307

See accompanying notes to restated financial statements

ARKONA, INC.
Restated Statements of Cash Flows
For the Years Ended March 31, 2005, 2004 and 2003

	2005	2004	2003
Supplemental Disclosure Information:			
Cash Paid for Interest	$ 11,164	$ 41,712	$ 34,880
Cash Paid for Income Taxes		$ 5,441	$ 1,831
Issued Stock for Debt		$ 317,939	$ 40,062

See accompanying notes to restated financial statements

1. Organization and Summary of Significant Accounting Policies

Organization - Arkona, Inc. ("Arkona" or the "Company") was originally incorporated under the laws of the State of Delaware in 1992 as The Thorsden Group, Ltd. ("Thorsden"), for the purpose of seeking and acquiring business opportunities. In 1997, Thorsden acquired Arkona, Inc., a Utah corporation, as a wholly-owned subsidiary. Arkona, Inc. was in the business of developing software for remote synchronization and replication of databases. In 1999, Thorsden changed its name to Sundog Technologies, Inc. ("Sundog"). In 2000, Sundog acquired the business and assets of Ensign Information Systems, which developed and sold automobile dealership software. In 2001, Sundog abandoned its remote synchronization business, merged with its wholly-owned subsidiary, Arkona, Inc., and changed its name to Arkona.

Income Taxes - The Company applies the provisions of SFAS No. 109, "Accounting for Income Taxes." The Statement requires an asset and liability approach for financial accounting and reporting for income taxes, and the recognition of deferred tax assets and liabilities for the temporary differences between the financial reporting basis and tax basis of the Company's assets and liabilities at enacted tax rates expected to be in effect when such amounts are realized or settled.

Net Income (Loss) Per Common Share - In accordance with SFAS No. 128, "Earnings per Share," basic earnings per common share is computed using the weighted average number of common shares outstanding. Diluted earnings per common share is computed using the weighted average number of common shares plus dilutive common share equivalents outstanding during the period using the treasury stock method. Common share equivalents were not included in the computation of net loss per common share for fiscal year 2003 because their inclusion was anti-dilutive.

Cash & Cash Equivalents - For purposes of the restated statements of cash flows, the Company considers cash on deposit in banks and other unrestricted investments with original maturities of three months or less to be cash equivalents. The Company maintains cash balances in a local financial institution. Accounts at this institution are insured by the Federal Deposit Insurance Corporation up to $100,000. As of March 31, 2005, the Company had cash in excess of the insured amount at this institution.

Use of Estimates in the Preparation of Financial Statements - The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Revenue Recognition - The Company recognizes revenue in accordance with the SEC's Staff Accounting Bulletin (SAB) No. 104, "Revenue Recognition." Following SAB No. 104, the Company recognizes revenue when (i) persuasive evidence of an arrangement exists; (ii) delivery has occurred or services have been rendered; (iii) the sales price is fixed or determinable; and (iv) collectibility is reasonably assured. During the course of business, the Company recognizes revenue for the following activities: Technical Support & Maintenance, Hardware Sales, Consulting Services, Installation and Training Services, and Software Sales. Technical support & maintenance includes monthly service charges for ongoing technical support, automatic software upgrades, data transfer, data storage, data backup, bar coding, and server maintenance. These services are billed monthly as stipulated in contracts with customers and earned as the services are performed. Hardware Sales include the sales of standard computer systems and peripherals, and revenue is recognized when title passes upon shipment to the customer. Installation of the hardware and/or peripherals is not a required component of the purchase contract. Consulting Services include fees charged for additional system training and programming. The Company recognizes consulting service fees under the percentage-of-completion method over the period in which the services are provided. Installation and Training Services include fees for software licensing, server file configuration, on-site training, software and hardware installation, forms programming and data conversion. Revenue is recognized in accordance with the terms of each contract, on a percentage-of-completion basis. Installation and Training Service contracts require the payment of non-refundable security deposits. These deposits are deferred and recognized over the life of the Installation and Training Service contract, which is usually less than one month. Software sales (where software is hosted on customers' servers) include licensing fees, server configuration, initial training, programming, and data conversion. Software sales revenue is recognized when title passes upon installation of the software onto the customers' servers.

In certain cases, the Company has multiple agreements with the same customer under the Company's Application Service Provider (ASP) agreements. In those cases, the Company determines whether or not the fees qualify for separate accounting treatment as required by SAB No. 104 and the American Institute for Certified Public Accountant's Emerging Issues Task Force (EITF) Issue No. 00-21, "Revenue Arrangements with Multiple Deliverables." For these arrangements, which include ASP agreements, the Company allocates and defers revenue for the undelivered elements based on their vendor-specific objective evidence (VSOE) of fair value. VSOE is generally the price charged when that element is sold separately. In situations where VSOE exists for all elements (delivered and undelivered), the Company allocates the total revenue to be earned under the arrangement among the various elements, based on their relative fair value. For transactions where VSOE exists only for the undelivered elements, the Company defers the full fair value of the undelivered elements and recognizes the difference between the total arrangement fee and the amount deferred for the undelivered items as revenue. If VSOE does not exist for undelivered items that are services, then the Company recognizes the entire arrangement fee ratably over the remaining service period. If VSOE does not exist for undelivered elements that are specified product or features, the Company defers revenues until the earlier of the delivery of all elements or the point at which we determine VSOE for these undelivered elements.

The Company recognizes revenue related to the delivered products or services only if: (1) the above revenue recognition criteria are met; (2) any undelivered products or services are not essential to the functionality of the delivered products and services; (3) payment for the delivered products or services is not contingent upon delivery of the remaining services; and (4) the Company has an enforceable claim to receive the amount due in the event that we do not deliver the undelivered products or services.

For arrangements where undelivered services are essential to the functionality of the delivered items, the Company recognizes service revenues under the percentage-of-completion contract method in accordance with the provisions of SOP 81-1, "Accounting for Performance of Construction Type and Certain Production Type Contracts."

Accounts Receivable - Accounts receivable consist of amounts due from customers. The Company records accounts receivable at the lower of cost or fair value. The Company estimates allowances for doubtful accounts based on the aged receivable balances and historical losses. The Company charges off uncollectible accounts when management estimates no possibility of collecting the related receivable. The Company considers accounts receivable to be past due or delinquent based on contractual terms.

Investment in Marketable Securities - Investments in marketable securities are "available-for-sale" and are recorded at fair market value with the associated adjustment recorded as an unrealized gain or loss. As of March 31, 2004, the unrealized loss is based on the original cost of the securities verses current market value. During fiscal year 2005, it was determined that the marketable securities held by the Company had no remaining value and, therefore, the securities were written off and the unrealized loss recognized.

Software Development Costs - Costs incurred to establish the technological feasibility of software products to be sold, leased or otherwise marketed by the Company are expensed as research and development. Once technological feasibility is established, costs are capitalized in accordance with SFAS No. 86, "Accounting for the Costs of Computer Software to Be Sold, Leased, or Otherwise Marketed" until the product is available for general release to customers. Judgment is required in determining when technological feasibility of a product is established. Capitalized software costs, which consist primarily of payroll and benefits of both employees and outside contractors, have been amortized on a product-by-product basis using the straight-line method over the established economic life of the products (determined to be five years). In addition, with the issuance of SFAS No. 142, "Goodwill and Other Intangible Assets", capitalized software costs are tested for impairment each quarter along with other intangible assets. If impairment is determined, the amount of the impairment is written off in that period.

Note Payable – The Company has a short term note payable to an auto dealership for the purchase of a small passenger van. The original note terms are for the note to be paid within six months. This liability is recorded as deferred revenue, which should be earned in the subsequent period.

Advertising Costs - Advertising costs are charged to expense as incurred.

Reclassifications – Certain reclassifications have been made to prior year balances in order to conform to current year classifications.

Recent Accounting Pronouncements - On December 16, 2004, the Financial Accounting Standards Board ("FASB") issued SFAS No. 123(R), "Share-Based Payment", which is a revision of SFAS No. 123, "Accounting for Stock-Based Compensation." SFAS No. 123(R) supersedes APB Opinion No. 25, "Accounting for Stock Issued to Employees." SFAS No. 123(R) requires all share-based payments to employees, including grants of employee stock options, to be recognized in the income statement based on their fair values. SFAS No. 123(R) must be adopted by the Company no later than July 1, 2005. The Company expects to adopt SFAS No. 123(R) on July 1, 2005. When the Company adopts SFAS No. 123(R), it may elect the modified prospective method or the modified retrospective method. The Company has not yet determined which method it will elect. The Company currently accounts for share-based payments to employees using APB Opinion No. 25 and the intrinsic value method and, as a result, generally recognizes no compensation cost for employee stock options. The impact of adoption of SFAS No. 123(R) cannot be determined at this time because it will depend on levels of share-based payments granted in the future.

2. Income Taxes

The Company has temporary differences and loss carry forward amounts as of the balance sheet date. The timing differences multiplied by the estimated tax rate, for the period the temporary differences are expected to reverse, become a deferred tax asset or liability.

Reconciliation between income taxes at statutory tax rates (39%) and the actual income tax provision for continuing operations as of March 31, 2005 follows:

Expected provision (based on statutory rates)	$	(73,990)
Effect of:		
Non-deductible permanent differences		4,098
Increase (decrease) in valuation allowance		(3,432,434)
Increase in NOL carry forward		23,089
Total actual provision (benefit)	$	(3,479,237)

The tax effects of temporary differences that give rise to significant portions of the deferred tax assets and deferred tax liabilities at March 31, 2005 and 2004, are presented below.

	March 31, 2005	March 31, 2004
Deferred tax assets:		
Allowance for bad debts	$ 29,250	$ 11,752
Net operating loss carry forward	5,532,375	5,519,534
Property and equipment, due to differences in depreciation	23,846	31,626
Intangibles, due to differences in amortization	74,312	50,068
Gross deferred tax assets	5,659,783	5,612,980
Less valuation allowance	620,546	4,052,980
Deferred tax assets	5,039,237	1,560,000
Deferred tax liabilities		
Net deferred tax assets	$ 5,039,237	$ 1,560,000

The components of the provision (benefit) for income tax are as follows:

	March 31, 2005	March 31, 2004
Current expense (benefit):		
Federal	$	$
State		
Deferred expense (benefit):		
Federal	(3,033,181)	(1,360,000)
State	(446,056)	(200,000)
Total provision (benefit) for income tax	$ (3,479,237)	$ (1,560,000)

The allowance has decreased $3,432,434 as of March 31, 2005. The decrease in the allowance is based on the weight of available evidence, that it is more likely than not that the deferred tax assets will be realized. The Company has been able to substantially increase revenues over the past two years. The Company has an established customer base that generates significant recurring revenue and expects to continue to expand that base, generating additional one-time installation and recurring revenues. The Company believes it has incurred most of the significant equipment and human resource expenses necessary to support its expected growth and appears to be capable of maintaining profitable operations going forward.

Net operating loss carry forwards expire thru 2025. Subsequently recognized tax benefits relating to the valuation allowance for deferred tax assets as of March 31, 2005 will be reported as a reduction of income tax expense from continuing operations.

3. Capitalized Software Costs

The Company capitalizes certain costs of developing its software products in accordance with Statement of SFAS No. 86, "Accounting for the Costs of Computer Software to be Sold, Leased, or Otherwise Marketed." Amortization expense, charged to cost of sales, was $248,181 and $131,820 for the years ended March 31, 2005 and 2004, respectively. For the years ended March 31, 2005 and 2004, capitalized software costs and accumulated amortization were as follows:

	2005	2004
Capitalized Software Costs	1,621,362	1,242,962
Accumulated Amortization	(472,427)	(224,246)
Net	$ 1,148,935	$ 1,018,716

4. Leases

The Company has an operating lease for its office facilities which expires July 31, 2005. On August 1, the Company will move to a new facility and has entered into a new five (5) year operating lease.

Year Ending	Minimum Lease Payments
3/31/2006	$ 397,473
3/31/2007	474,842
3/31/2008	487,339
3/31/2009	499,836
3/31/2010	512,333
3/31/2011	172,166
Total	$2,543,989

Rent expense under the facility lease was $274,606 and $243,892 for the years ended March 31, 2005 and 2004, respectively.

The Company has operating leases with IBM for equipment. The terms require payments, on a month-to-month basis, in the amounts totaling $4,366. Upon written notice, the Company is able to return or exchange the equipment at its option.

5. Property and Equipment

Property and equipment are summarized by major classifications as follows:

	2005	2004	Method / Life
Office Furniture	$ 113,572	$ 102,979	SL / 5
Computer Software	171,487	70,605	SL / 3
Computer Equipment	733,172	606,258	SL / 3
Leasehold Improvements	54,763	54,763	SL / 5
Automobile	16,403		SL / 5
Total	1,089,397	834,605	
Accumulated Depreciation	(729,587)	(613,828)	
Net	$ 359,810	$ 220,777	

Depreciation expense was $115,759 and $104,685 for the years ended March 31, 2005 and 2004, respectively.

The Company charges repairs and maintenance to expense as incurred, and capitalizes replacements and improvements when these costs extend the useful life of the assets.

6. Goodwill and Intellectual Property

On November 9, 2000 the Company entered into an Asset Purchase and Sale Agreement ("Agreement") with Ensign Information Systems ("Ensign"). In accordance with the Agreement, the Company issued 1,500,000 shares of common stock for substantially all of the assets of Ensign, including intellectual property.

With the acquisition of Ensign, the Company recorded goodwill of $313,244. Through fiscal year 2002 and into fiscal year 2003, the Company had amortized $156,622, or half of the original book balance. In addition, the Company acquired from Ensign intellectual property related to the core management system software of $305,682. Through fiscal year 2002 and into fiscal year 2003, the Company had amortized $229,262 of the asset. In fiscal year 2003, the Company adopted SFAS No. 142,"Goodwill and Other Intangible Assets". This statement eliminates the amortization of goodwill and other intangible assets and requires the Company to test the assets for impairment, which the Company performs on a quarterly basis. Based on management's analysis and testing for impairment, no adjustment in the asset values was recorded for the years ended March 31, 2005 and 2004.

7. Preferred Stock

During fiscal year 2003, the Company raised $575,000 by selling 575,000 shares of Series B preferred stock to unrelated parties at $1.00 per share. Each preferred share is convertible to five (5) common shares at the option of the preferred shareholder. Each preferred share receives the same dividends as common stock on an as converted basis.

Series B preferred shares carry a liquidation preference equal to the price per share of Series B preferred, plus accrued and unpaid dividends on each share. In the event of a "liquidation", the balance of proceeds is paid to common stock. A merger, reorganization or other transaction in which control of the Company is transferred is treated as a liquidation. If not earlier converted into common stock, Series B preferred shares are redeemable with 30 days advance notice at the option of the Company after June 30, 2008.

Each Series B preferred share has one (1) vote and votes together as a class with common stock except that the Series B preferred votes alone as a class for (i) any adverse change to the rights, preferences and privileges of the Series B preferred, (ii) any increase or decrease in the number of authorized Series B preferred shares.

8. Deposits

In conjunction with its facility lease obligations, the Company has placed security deposits with its landlords. The deposits total $55,705 and $13,205 as of March 31, 2005 and 2004, respectively. In addition to the facilities deposits, the Company has placed security deposits with IBM for computer servers totaling $66,375 as of March 31, 2005 and 2004.

9. Liquidity

The Company incurred development losses from inception to March 31, 2003 amounting to $21,549,095. The Company has earned profits in each the last two fiscal years. In the future, the Company believes that it will generate sufficient cash flow from operations to fund its growth. In the event that cash flow requirements are not met by operations, management intends to raise additional capital through private placement offerings.

10. Stock Options and Warrants

In December 2001, the Company established a stock option plan (the "Plan") to provide incentives to its directors, officers, employees and advisors to do business with the Company and to enable the Company to obtain and retain the services of the type of directors, officers, advisors and employees considered essential for long-term success. The granting of options is at the discretion of the Stock Option Committee of the Board. The Committee may determine the terms and conditions of options, consistent with the Plan. The Plan currently has authorized 9,000,000 shares for distribution.

As of March 31, 2005, there were outstanding a total of 8,254,092 stock options and warrants to purchase Company common stock granted under the Plan, all of which have an exercise price of between $0.20 and $0.65 per share. Options granted under the Plan vest over a one to three year period. Of the options outstanding under the Plan, 3,147,000 are vested as of March 31, 2005.

Compensation cost for stock options is measured as the excess, if any, of the estimated fair market value of the Company's stock at the date of grant over the amount the recipient must pay to acquire the stock. Unearned compensation, which is recorded as a separate component of stockholders' equity as a result of compensatory stock options, is generally amortized to expense over the vesting periods of the underlying stock options. Unearned compensation represents the intrinsic value of stock options granted but not yet vested. The Company has $19,357 and $0 unearned compensation as of March 31, 2005 and 2004, respectively.

The Company has adopted only the disclosure provisions of SFAS No. 123, "Accounting for Stock Based Compensation" and applies APB Opinion 25, "Accounting for Stock Issued to Employees" to stock options.

	Year Ended March 31,		
	2005	2004	2003
Net income, as reported	$ 3,175,372	$ 1,850,153	$ (1,275,015)
Add: stock-based employee compensation expense included in reported net income	6,918		
Deduct: total stock-based employee compensation expense determined under fair value based method for all awards	(56,480)	(10,868)	(7,152)
Pro forma net income	$ 3,125,810	$ 1,839,285	$ (1,282,167)

Information on stock options outstanding as of March 31, 2005 and 2004 is as follows:

Year Ended	Range of Exercise Prices	Number of Options and Warrants Outstanding	Average Remaining Life	Weighted Average Exercise Price	Number Exercisable	Weighted Average Price
03/31/05	$0.20-0.65	8,254,092	90 mos.	$0.32	3,147,000	$0.30
03/31/04	$0.20-0.70	7,738,092	93 mos.	$0.38	2,303,700	$0.38

11. 401K Profit Sharing Plan

The Company has an employee benefit program consisting of a 401K Profit Sharing Plan (the "401K Plan"). The 401K Plan provides for employees to contribute on a pretax basis, provides employer matching, and presents a broad portfolio of investment options to be selected by the employee. Employer matching contributions are made at the sole discretion of management. The Company has not contributed to the 401K Plan during the years ended March 31, 2005 and 2004.

12. Related Party Transactions

Certain founding shareholders acquired common stock of the Company in return for contributions and development of the Company's predecessor, Arkona, L.L.C. These founding shareholders received a total of 7,523,000 shares of common stock and then, collectively, entered into an agreement with Caldera Holding Company, L.C. ("Caldera"), wherein Caldera was given the right to grant secondary options to third parties with respect to 1,550,000 of such shares in order to encourage the development and increased productivity of the Company. The secondary options have an exercise price of $0.30 per share and expire December 31, 2006. Holders of the shares underlying the secondary options are entitled to dividends and distributions with respect to such shares until the options are exercised. However, Caldera has been granted dispositive voting power with respect to all shares subject to its agreement with the founding shareholders so long as the agreement remains in place. Certain of the secondary options have been granted to officers of the Company. Exercise of these secondary options will not yield any assets to the Company nor dilute the Company's equity position.

Prior to fiscal year 2004, the Company's Chief Executive Officer loaned the Company an aggregate of $150,000. Outstanding principal and interest on such loans were convertible into units, comprised of one share of common stock and one warrant to purchase common stock at an exercise price of $.20 per share. During the year ended March 31, 2004, the outstanding principal and interest on the loans were converted into an aggregate of 940,000 shares of common stock and 940,000 warrants to purchase common stock.

13. Preferred Stock Rights

Effective January 31, 2001, the Board of Directors of the Company declared a dividend of one Preferred Stock Right for each outstanding share of common stock of the Company to shareholders of record at the close of business on January 31, 2001. Each Preferred Stock Right entitles the registered holder to purchase from the Company one one-hundredth of a share of Series A preferred stock at a purchase price of $60.00. The description and terms of the Preferred Stock Rights are set forth in a Shareholder Rights Agreement (the "Agreement") between the Company and Atlas Stock Transfer Corporation, as Rights Agent.

At the time it approved the Agreement, the Board of Directors of the Company believed that the market price of the Company's common stock did not reflect its real value. In light of the low market price of common stock, management and the Board of Directors were concerned that a person may seek to acquire substantially all of the Company's stock at a price that is in line with current market value, but not the real value of the common stock. The structure of such acquisition offers can often be coercive and leave shareholders no choice but to participate even if they believe the offer price is too low. The purpose of the Agreement is to encourage any person contemplating an acquisition of substantially all of the Company's stock to negotiate with the Board of Directors first, prior to making an offer to shareholders, so that the Board of Directors can consider whether the price and other terms of the offer are fair to all shareholders.

14. Long-Term Note Payable

The Company has a note payable with a related party in the amount of $50,000. The note has an interest rate of 12% and is unsecured. The principal payments are at the discretion of the Company. During each of the years ended March 31, 2005 and 2004 the Company paid $6,000 in interest.

15. Prior Period Adjustments

During 2005, the Company determined that their accounting for software development costs was erroneously reported in prior periods. The Company had expensed all software development costs during the years ended March 31, 2001, 2002 and 2003. Beginning with the fiscal year ended March 31, 2004, the Company capitalized software development costs related to automobile manufacturer integration software that were incurred between the date technical feasibility was established and the date the software became ready for its intended use. Similar expenses incurred during fiscal years 2001, 2002 and 2003 should have been consistently capitalized. Accordingly, the Company has booked $119,165, $389,988 and $376,497 in fiscal years 2001, 2002 and 2003, respectively, to retroactively capitalize the asset.

The Company amortizes capitalized software development expenses over the useful life of the underlying software, deemed to be five years. Having capitalized certain software development expenses as described above, the Company recalculated amortization expense for the years ended March 31, 2003, 2004 and 2005, beginning with the completion of the first integration software in May 2002.

In addition, the Company mistakenly combined a software asset capitalized through the acquisition of Ensign (see Notes 1 and 6) with the capitalized software development costs described above. This combination resulted in an inaccurate reporting of software assets and an inaccurate calculation of related accumulated amortization.

The effect on certain line items affected by these recalculations is set forth below:

	For the Years Ended March 31, 2005, 2004 and 2003					
	Reconciliation from 2005 10-KSB filed July 14, 2005		Reconciliation from 2004 10-KSB filed July 7, 2004		Reconciliation from 2003 10-KSB filed June 30, 2003	
	Acquired Software Asset	Accumulated Amortization	Acquired Software Asset	Accumulated Amortization	Acquired Software Asset	Accumulated Amortization
Previously reported	$ -	$ -	$ 305,682	$ (229,262)	$ 305,682	$ (229,262)
Adjustment	$ 305,682	$ (229,262)	$ -	$ -	$ -	$ -
Adjusted amount	**$ 305,682**	**$ (229,262)**	**$ 305,682**	**$ (229,262)**	**$ 305,682**	**$ (229,262)**
	OEM Software Asset	Accumulated Amortization	OEM Software Asset	Accumulated Amortization	OEM Software Asset	Accumulated Amortization
Previously reported	$ 1,041,395	$ (236,846)	$ 357,312	$ -	$ -	$ -
Adjustment	$ 579,967	$ (235,581)	$ 885,650	$ (224,246)	$ 885,650	$ (92,426)
Adjusted amount	**$ 1,621,362**	**$ (472,427)**	**$ 1,242,962**	**$ (224,246)**	**$ 885,650**	**$ (92,426)**
	Income (Loss) from Operations	Net Income (Loss)	Income (Loss) from Operations	Net Income (Loss)	Income (Loss) from Operations	Net Income (Loss)
Previously reported	$ (236,565)	$ 3,289,519	$ 478,683	$ 1,996,971	$ (1,524,206)	$ (1,559,085)
Adjustment	$ (114,147)	$ (114,147)	$ (146,818)	$ (146,818)	$ 284,070	$ 284,070
Adjusted amount	**$ (350,712)**	**$ 3,175,372**	**$ 331,865**	**$ 1,850,153**	**$ (1,240,136)**	**$ (1,275,015)**
	Basic EPS	Diluted EPS	Basic EPS	Diluted EPS	Basic EPS	Diluted EPS
Previously reported	$ 0.103	$ 0.085	$ 0.064	$ 0.055	$ (0.058)	$ (0.058)
Adjustment	$ (0.004)	$ (0.003)	$ (0.002)	$ (0.002)	$ (0.009)	$ (0.009)
Adjusted amount	**$ 0.099**	**$ 0.082**	**$ 0.062**	**$ 0.053**	**$ (0.049)**	**$ (0.049)**

The following table shows the restated major line items from each of the quarters in the fiscal year ended March 31, 2005:

	Quarter Ended 06/30/04	Quarter Ended 09/30/04	Quarter Ended 12/31/04	Quarter Ended 03/31/05	Total for the Year Ended 03/31/05
Total Revenues	$ 1,634,599	$ 1,541,022	$ 2,089,081	$ 1,989,959	$ 7,254,661
Cost of Sales	$ 969,125	$ 814,948	$ 1,032,061	$ 1,243,821	$ 4,059,955
Gross Profit	$ 665,474	$ 726,074	$ 1,057,020	$ 746,138	$ 3,194,706
Total Operating Expenses	$ 823,301	$ 737,328	$ 886,973	$ 1,097,816	$ 3,545,418
Net Income (Loss)	$ 781,255	$ 854,963	$ 1,037,357	$ 501,797	$ 3,175,372
Basic Earnings per Share	$ 0.025	$ 0.027	$ 0.032	$ 0.016	$ 0.099
Diluted Earnings per Share	$ 0.020	$ 0.022	$ 0.027	$ 0.013	$ 0.082
Current Assets	$ 462,951	$ 535,232	$ 817,216	$ 626,196	
Fixed Assets	$ 231,227	$ 254,499	$ 261,438	$ 359,810	
Other Assets	$ 3,799,545	$ 4,704,066	$ 5,606,012	$ 6,543,294	
Total Assets	$ 4,493,723	$ 5,493,797	$ 6,684,666	$ 7,529,300	
Current Liabilities	$ 88,050	$ 149,861	$ 283,373	$ 594,850	
Total Liabilities	$ 138,050	$ 199,861	$ 333,373	$ 644,850	
Stockholders' Equity	$ 4,335,673	$ 5,293,936	$ 6,351,293	$ 6,884,450	
Total Liabilities & Equity	$ 4,493,723	$ 5,493,797	$ 6,684,666	$ 7,529,300	

16. Earnings per share

The following is an illustration of the reconciliation of the numerators and denominators of the basic and diluted EPS computations:

	For the Year Ended March 31, 2005		
	Income (Numerator)	Shares (Denominator)	Per Share Amount (Amount)
Basic EPS:			
Income available to common stockholders	$ 3,175,372	31,956,688	$ 0.099
Effect of diluted securities:			
Warrants and options		2,875,000	
Convertible preferred stock		4,095,170	
Diluted EPS:	--------------	--------------	-------------
Income available to common stockholders and assumed conversions	$ 3,175,372	38,926,858	$ 0.082
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